UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
BSQUARE CORPORATION
(Name of Subject Company)
BSQUARE CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)

11776U300
(CUSIP Number of Class of Securities)
Ralph C. Derrickson
President and Chief Executive Officer
PO Box 59478
Renton, WA, 98058
(425) 519-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With a copy to:
Andrew Ledbetter
DLA Piper LLP (US)
701 5th Ave Ste 7000
Seattle, WA 98104
(206) 839-4845
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company is Bsquare Corporation, a Washington corporation (the “Company” or “BSQR”). The address of the Company’s principal executive office is PO Box 59478, Renton, Washington 98058, and the telephone number of its principal executive office is (425) 519-5900.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is BSQR’s common stock, no par value per share (the “Shares”). As of October 6, 2023, there were 19,870,527 Shares issued and outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of BSQR, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by Kontron Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly-owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron” or “Parent”), to purchase all of the outstanding Shares of BSQR for $1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on October 24, 2023. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to BSQR’s shareholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated October 11, 2023, among BSQR, Kontron and Merger Sub, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in Annex I to the Merger Agreement, Merger Sub will merge with and into BSQR (the “Merger” and, together with the Offer, the “Transactions”), with BSQR continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of shareholders of BSQR in accordance with Section 23B.11.030(9) of the Washington Business Corporation Act (“WBCA”). At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held by Kontron, Merger Sub or any subsidiary of Kontron or (ii) by shareholders of BSQR who have perfected their statutory rights of appraisal under Section 23B.13 of the WBCA, the “Excluded Shares”)) will each be converted into the right to receive the Offer Price (the “Merger Consideration”), in cash, without interest, and subject to any withholding of taxes.
The treatment of equity awards under BSQR’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Kontron and Merger Sub and Their Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that, considered together with any Shares beneficially owned by Kontron and its affiliates, represent at least one more Share than 66 2/3% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer, plus the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of its convertible securities at the time of expiration of the Offer and (ii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Kontron and BSQR. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Merger Sub or Kontron, to the extent waivable by Merger Sub or Kontron, Merger Sub or Kontron may, in their sole discretion (and without the consent of BSQR or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Merger Sub will, and Parent will cause Merger Sub to, extend the Offer from time to time for: (A) any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under any applicable antitrust law or competition-related legal requirement shall have expired or been terminated; and (iii) if, as of the scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of BSQR, Merger Sub will, and Kontron will cause Merger Sub to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Merger Sub or Kontron: (a) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and April 10, 2024 (such earlier occurrence, the “Extension Deadline”); or (b) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of BSQR. Except in the case of the valid termination of the Merger Agreement in compliance with its terms, Merger Sub will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written Consent of BSQR.
The foregoing summary of the Merger Agreement and the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and by the terms of the Merger Agreement. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase. Copies of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
As set forth in the Schedule TO, the address of the principal executive office of each of Kontron and Merger Sub is 9477 Waples Street, San Diego, California 92121. The telephone number of each of Kontron and Merger Sub is (888) 294-4558.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of BSQR, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between BSQR or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Kontron and Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of BSQR (the “BSQR Board” or the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Kontron and Merger Sub and Their Affiliates
Merger Agreement
On October 11, 2023, BSQR, Kontron and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among BSQR, Kontron and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide BSQR’s shareholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by BSQR to Kontron and Merger Sub and representations and warranties made by Kontron and Merger Sub to BSQR. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about BSQR, Kontron or Merger Sub in BSQR’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by BSQR to Kontron and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among BSQR, Kontron and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about BSQR, Kontron or Merger Sub. BSQR’s shareholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Merger Sub accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of BSQR, Kontron, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BSQR’s or Kontron’s public disclosure.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Tender and Support Agreements
On October 11, 2023, as a condition and inducement to Kontron’s and Merger Sub’s willingness to enter into the Merger Agreement and to consummate the Offer and the Merger, Kontron entered into separate tender and support agreements with certain shareholders of the Company, as well as each director and executive officer of the Company, on substantially the same terms (the “Support Agreements”), pursuant to which such shareholder agreed, among other things, to tender his or her Shares pursuant to the Offer. As of October 11, 2023, approximately 17.3% of the outstanding Shares are subject to the Support Agreements. The Support Agreements terminate in the event that the Merger Agreement is terminated.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.
Confidentiality Agreement
Kontron AG and BSQR entered into a confidentiality agreement, effective June 12, 2023 (the “Confidentiality Agreement”), in connection with Kontron AG’s consideration of a possible negotiated transaction with BSQR. Parent is an indirect, wholly owned subsidiary of Kontron AG. Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to the other, including the existence and content of any discussions in connection with a possible transaction. Kontron AG also agreed to abide by a nonsolicitation provision for a period of one (1) year, and a standstill provision for a period of two (2) years, which standstill restrictions can be waived in writing by the BSQR Board. For further discussion, see “Item 4. The Solicitation or Recommendation—Background of the Transaction.”
The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.
Arrangements Between BSQR and its Executive Officers, Directors and Affiliates
Certain of BSQR’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The BSQR Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the BSQR Board” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”
For further information with respect to the arrangements between BSQR and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).
BSQR’s current executive officers are as follows:
Name	Position
Ralph C. Derrickson	President and Chief Executive Officer
Cheryl A. Wynne	Chief Financial Officer
Treatment of Equity Awards in the Transactions
The Merger Agreement provides that, at the Effective Time, subject to any required withholding taxes, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised whether or not vested, and has a per Share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such In the Money Option, (ii) multiplied by the total number of Shares subject to such In the Money Option immediately prior to the Effective Time. As of October 11, 2023, we had outstanding In the Money Options to purchase a total number of 451,063 shares of our common stock for an aggregate exercise price of $459,000, representing a weighted average exercise price of $1.017 per share. The excess of the Offer Price over the exercise prices of such In the Money Options multiplied by the total number of Shares is equivalent to 156,980 shares of our common stock receiving the Offer Price for an aggregate of $298,000.
The Merger Agreement also provides that, at the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested (each, an “Out of the Money Option”), shall be cancelled without payment of consideration, and all rights with respect to any such Out of the Money Option will terminate as of the Effective Time. As of October 11, 2023, we had outstanding Out of the Money Options to purchase 732,909 shares of our common stock, which we expect will be cancelled.
The Merger Agreement provides that, subject to any required withholding taxes, at the Effective Time, each time-based restricted stock unit with respect to Shares (each a “Company RSU”) that is then outstanding and vested will be cancelled and the holder of such Company RSU will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU. Each then outstanding and unvested Company RSU shall be cancelled without payment of consideration, and all rights with respect to such unvested Company RSU shall terminate as of the Effective Time. As of October 11, 2023, we had outstanding Company RSUs that may settle for up to 63,458 shares of our common stock, which are held by our independent directors and settle in three equal tranches on December 15, 2023, March 15, 2024 and June 15, 2024. If the Effective Time is prior to the December 15, 2023 vesting date, no Company RSUs would vest and all Company RSUs would be cancelled.
The Merger Agreement provides that, subject to any required withholding taxes, at the Effective Time, each performance-based restricted stock unit with respect to Shares (a “Company PSU”) that is then outstanding and vested will be cancelled and the holder of such Company PSU will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (subject to certain minimum price and service requirements). Each then outstanding and unvested Company PSU shall be cancelled without payment of consideration, and all rights with respect to such unvested Company PSU shall terminate as of the Effective Time. As of October 11, 2023, we had outstanding Company PSUs that may settle for up to 250,000 shares of our common stock, which are held by Mr. Derrickson and have a minimum price condition greater than Offer Price. Accordingly, we expect all Company PSUs will not vest and will be cancelled.
The following table sets forth, for each of our executive officers and the members of the BSQR Board, (i) the number of vested and unvested In the Money Options held as of October 11, 2023 and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the exercise price of such In the Money Options by the total number of Shares subject to such In the Money Options.
Name of Executive Officer or Director	Number of Shares Subject to Vested In the Money Options (#)	Cash Consideration for Vested In the Money Options ($)	Number of Shares Subject to Unvested In the Money Options (#)	Cash Consideration for Unvested In the Money Options ($)
Officers
Ralph C. Derrickson (and director)	0(1)	0	0	0
Cheryl A. Wynne	31,875(1)	14,981	13,125	6,169
Directors
Ryan L. Vardeman	0	0	0	0
Robert S. Chamberlain	0	0	0	0
Bernee D.L. Strom	12,500	6,250	12,500	6,250
Mary Jesse	0	0	0	0
Richard Karp	0	0	0	0
(1)
Pursuant to their respective employment agreements, all of Mr. Derrickson’s and Ms. Wynne’s outstanding options vest immediately prior to a change of control of BSQR. However, Mr. Derrickson only holds Out of the Money Options.

The following table sets forth, for each of our executive officers and the members of the BSQR Board, (i) the number of Company RSUs or Company PSUs, whether vested or unvested, held as of October 11, 2023, and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such Company RSU or Company PSU (as applicable) by the Offer Price, assuming that the Effective Time occurs on December 14, 2023 and that no Company RSUs or Company PSUs are vested.
Name of Executive Officer or Director	Number of Shares Subject to Company RSUs (#)	Cash Consideration for Company RSUs ($)	Number of Shares Subject to Company PSUs (#)	Cash Consideration for Company PSUs ($)	Aggregate Cash Consideration ($)
Officers
Ralph C. Derrickson (and director)	0	0	250,000(1)	0(1)	0
Cheryl A. Wynne	0	0	0	0	0
Directors
Ryan L.Vardeman	17,307	0(2)	0	0	0
Robert S. Chamberlain	11,538	0(2)	0	0	0
Bernee D.L. Strom	11,538	0(2)	0	0	0
Mary Jesse	11,538	0(2)	0	0	0
Richard Karp	11,538	0(2)	0	0	0
(1)
The Company PSUs vest only upon satisfaction of minimum price and service requirements. The minimum price condition is higher than the Offer Price, so the Company PSUs will remain unvested and will not receive any cash consideration as a result of the Merger.

(2)	The Company RSUs vest in equal tranches on December 15, 2023, March 15, 2024 and June 15, 2024, and unvested Company RSUs are cancelled.
Severance
Mr. Derrickson has an employment agreement providing severance benefits upon termination following a change of control of BSQR (as defined in the agreement). In the event that, within twelve months after a change of control of BSQR, Mr. Derrickson’s employment is terminated when neither cause nor long term disability exists or Mr. Derrickson terminates his employment for good reason (as defined in the agreement), subject to execution of a release by Mr. Derrickson of any employment-related claims, he shall be entitled to receive a one-time lump sum severance payment equal to twelve months of his then annual base salary, 100% of his target annual bonus as determined by the compensation committee of the BSQR Board (the “Compensation Committee”) (generally 50% of his base salary), and continued COBRA coverage at our expense for a period of twelve months following his termination date.
Ms. Wynne has an employment agreement providing severance benefits upon termination following a change of control of BSQR (as defined in the agreement). In the event that, within twelve months after a change of control of BSQR (as defined in the agreement), Ms. Wynne’s employment is terminated when neither cause nor long term disability exists or Ms. Wynne terminates her employment for good reason (as defined in the agreement), subject to execution of a release by Ms. Wynne of any employment-related claims, she shall be entitled to receive a one-time lump sum severance payment equal to six months of her then annual base salary, 100% of her target annual bonus as determined by the Compensation Committee, and continued COBRA coverage at our expense for a period of six months following her termination date.
Kontron Post-Effective Time Covenants
Pursuant to the Merger Agreement, Kontron has agreed that for a period of one (1) year following the Effective Time (the “Continuation Period”), each employee of BSQR or its subsidiaries who remains employed following the Effective Time (each, a “Continuing Employee”) will be provided with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities (excluding equity based compensation and any retention or other special or non-recurring bonus or incentive award) that are substantially comparable, in the aggregate, to either (x) those provided to such Continuing Employee by the Company immediately prior to the Effective Time or (y) those provided by Kontron or its affiliates to similarly situated employees, and (iii) other compensation and employee benefits (other than equity-based benefits, individual employment agreements and any retention or other special or non-recurring bonus or incentive awards) that are substantially comparable, in the aggregate, to either (x) those provided to such Continuing Employee by the Company immediately prior to the Effective Time or (y) those provided by Kontron or its affiliates to similarly situated employees.
Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Kontron or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Kontron or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Kontron and/or its affiliates have been established. Any such arrangements with BSQR’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the Compensation Committee will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Merger Sub, BSQR or their respective affiliates and any of the officers, directors or employees of BSQR or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Director and Officer Exculpation, Indemnification and Insurance
Sections 23B.08.500 through 23B.08.590 of the Washington Business Corporation Act (the “WBCA”) authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. BSQR’s Amended and Restated Articles of Incorporation require the registrant to indemnify its officers and directors to the fullest extent permitted by the WBCA.
Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate a director’s liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions to shareholders, or (3) transactions from which a director derives an improper personal benefit. BSQR’s Amended and Restated Articles of Incorporation contain provisions implementing, to the fullest extent permitted by the WBCA, such limitations on a director’s liability to BSQR and its shareholders.
In addition, BSQR has entered into separate indemnification agreements with certain of its directors and executive officers that could require BSQR, among other things, to indemnify them against liabilities that arise because of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The Merger Agreement provides for indemnification, advancement of expenses, and exculpation from liabilities in favor of BSQR’s current and former directors and officers with respect to acts or omissions occurring prior to the Effective Time (whether asserted to or claimed prior to, at or after the Effective Time). Specifically, Kontron has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect for a period of six (6) years from the Effective Time.
In addition, for a period of six (6) years from the Effective Time, Kontron has agreed that it will cause the Surviving Corporation and its subsidiaries to indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of BSQR or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of BSQR as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of BSQR or its subsidiaries or is or was serving at the request of BSQR or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. The Merger Agreement further provides that the Surviving Corporation and its subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.
Kontron and the Surviving Corporation have agreed to maintain in effect for a period of six (6) years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by BSQR’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as BSQR’s policies existing on the date of the Merger Agreement; however, neither Kontron nor the Surviving Corporation will be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by BSQR for such insurance. In lieu of the foregoing, BSQR may, at its election (and if BSQR does not so elect, Kontron may cause the Surviving Corporation as of or after the Effective Time to), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).
The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.
Section 16 Matters
Pursuant to the Merger Agreement, BSQR and the BSQR Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Recommendation of the BSQR Board
At a meeting of the BSQR Board held on October 8, 2023, the BSQR Board unanimously (i) determined that the terms of the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby were fair to and in the best interests of BSQR and its shareholders, (ii) approved and declared advisable the Merger Agreement and the Offer and the Merger and the other transactions contemplated thereby, (iii) authorized BSQR to enter into the Merger Agreement, and (iv) resolved to recommend that BSQR’s shareholders tender their Shares in response to the Offer.
Accordingly, and for other reasons described in more detail below, the BSQR Board unanimously recommends that BSQR’s shareholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
A joint press release, dated October 11, 2023, issued by BSQR and Kontron announcing the Offer, is included as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.
Background of the Transaction
The Company has been providing embedded system software expertise since its founding in 1994. The Company has been an authorized distributor of Microsoft embedded software since 1997 and for most of its life, has derived the bulk of its revenue from selling Microsoft embedded operating system (“OS”) licenses and providing embedded device software consulting services.
For many years, the Company advanced a product initiative known as DataV, an Internet of Things (“IoT”) platform that the Company believed would allow it to migrate its business model from the relatively low margin licensing and consulting services to a high margin Software-as-a-Service (SaaS) business model. DataV’s success was limited and in 2018, the Company appointed an interim CEO, began to reduce spending, and initiated a search for a new CEO.
In March 2019, the Company hired Ralph C. Derrickson and tasked him with maximizing the opportunity from the legacy business, harvesting components of the software development and identifying new business opportunities. In May 2019, the Company announced a series of initiatives to reduce expense, restore customer confidence, refocus on the lines of business that were working, and explore alternatives for growing the business. The Company began focusing on two lines of business: (1) Partner Solutions (“PS”), the legacy business of selling Microsoft OS licenses and other licensed software to embedded system developers, and (2) Edge-to-Cloud (“E2C”), which included IoT system development and professional services for a few large customers from the DataV initiative. The Company ceased marketing DataV and began rebuilding the Company’s PS business with a complementary suite of software and services.
Early efforts to reinvigorate the PS business in late 2019 into 2020 resulted in modest quarter-over-quarter improvements in revenue. Investments to shore up customer confidence and address problems with previously delivered E2C customers resulted in low margins in the segment. While bottom line improved during this period, the Company was not profitable.
The arrival of the COVID-19 pandemic in 2020 resulted in a significant decrease in PS revenue, primarily due to customers struggling with supply chain issues. The PS segment was further impacted by increasing competition with respect to Microsoft’s OS offering from Linux and Android. Revenue in the PS segment saw continued year-over-year decline that has continued to this day. During this period, the E2C business segment was relatively stable and investments made to address customer issues began to result in modest improvement in margins. At the same time, the Company was investing in the development of connected device solutions that built on the Company’s experience developing and operating custom IoT systems for its E2C customers. In late 2021, the Company announced a new product, called SquareOne, a software suite that enables the rapid development of connected systems, securely and at scale.
In April and July 2021, the Company raised $31.9 million, net, in cash through “at the market” securities offerings. Following the offering, the BSQR Board and management discussed the feasibility of buying and integrating businesses as well as increasing the funding of the SquareOne initiative. The BSQR Board and management concluded that pursuing the SquareOne product provided the greatest chance for potentially returning the Company to profitability. Management developed a business plan and budget for 2022 that called for increased investment in sales and marketing for SquareOne.
In parallel with efforts to grow organically, in March 2022, the Board formed an M&A Committee (the “Committee”) composed of Ryan Vardeman, Robert Chamberlain, and Ralph Derrickson. This Committee was formed because the Board recognized the challenges of successfully launching a new product and believed it prudent to consider opportunities for inorganic growth. The Committee began a search for potential investment banks to assist the Committee with the exploration of strategic alternatives and to evaluate the Company’s internal entrepreneurial initiatives. Management presented to two investment banks, who advised the Company not to sell the business at that time, each encouraging the Company to pursue the SquareOne initiative and revisit selling the Company based on the results of those efforts. The BSQR Board opted not to consider a sale of the Company at that time and directed the Committee to continue to explore potential strategic options. Throughout the second and third quarters of 2022, the Committee sourced and evaluated a number of options but none progressed.
The increased investment in sales and marketing for SquareOne did not yield the intended results and, as such, in November 2022, the Board and management determined not to continue doing so and dissipating cash. The Company announced that it was curtailing spending and would seek to achieve breakeven operations. The Board also approved a share repurchase program, pursuant to which management was authorized to repurchase up to $5.0 million in outstanding shares of common stock. The Company repurchased 731,004 shares for $0.9 million in the remainder of 2022 and the first half of 2023.
Recognizing that organic efforts would be insufficient to return the Company to profitability, in December 2022, the Board established the following priorities for 2023:
•	Operate the Company at a positive operating basis for 2023, ideally growing revenue and not using any cash during the year to fund operations.
•	By June 30, 2023, identify a potential business opportunity or identify potential buyers for all or a portion of the Company.
•
By September 30, 2023, complete one of the following: (i) the sale of all or a portion of the Company; (ii) an acquisition in pursuit of a new business opportunity; or (iii) an orderly wind-down and liquidation of the Company.

In December 2022, management and the Committee initiated an effort to engage an investment bank to assist with the Board’s established priorities. In January 2023, the Company engaged Telegraph Hill BD LLC, the broker-dealer subsidiary of Telegraph Hill Advisors, LLC (“TeleHill”), as exclusive financial advisor to the Company to provide services related to potential acquisition and any financing transactions. TeleHill recommended that the Board first explore acquisition opportunities that could complement the SquareOne connected device business strategy.
In parallel, the Committee considered potential targets that had been identified prior to TeleHill’s engagement. TeleHill and management evaluated a number of potential acquisitions in the IoT space. In May 2023, the Committee recommended pausing efforts to acquire a business. The Board concluded that an acquisition would not sufficiently reduce the risk of dissipating shareholder value and directed TeleHill to seek options for a potential acquisition of the Company. The Company and TeleHill signed a revised engagement letter on May 25, 2023 that reflected that focus.
On May 4, 2023, an investment bank working with a private entity referred to as “Company A” approached Ryan Vardeman, Chairman of the BSQR Board, about the potential of a reverse take-over (“RTO”) that would allow Company A to go public. On May 10 and 11, 2023, Mr. Vardeman met with Company A’s management, and on May 20, 2023, Company A proposed an RTO transaction. Based on feedback from the Committee, Company A presented a revised proposal on May 23, 2023. The Committee evaluated the revised proposal and determined there were too many uncertainties in the transaction and that investing the Company’s cash in the business of Company A was not in the best interest of the Company’s shareholders.

During May 2023, the Committee collaborated with TeleHill on the creation of an anonymized teaser, a Confidential Information Memorandum (“CIM”) and a script for approaching potential acquirers. The teaser and the CIM primarily focused on a sale of the entire Company. TeleHill compiled a list of 75 potential acquirers, including 9 private equity firms and 66 strategic acquirers. TeleHill initiated solicitation efforts on June 2, 2023.
On June 6, 2023, Andrew Alas, a representative of TeleHill, reached out to the investor relations team at Kontron AG with an email that contained an anonymized teaser.
On June 12, 2023, the Company entered into a confidentiality agreement with Kontron AG in customary form for a public company, under which Kontron AG agreed, on behalf of itself and its affiliates, to hold in confidence any non-public information concerning the Company that the Company might elect to provide, and to specified “standstill” obligations for a period of two years, which standstill restrictions can be waived in writing by the BSQR Board. Kontron AG also agreed to abide by a nonsolicitation provision for a period of one year. Representatives of TeleHill provided the CIM to Kontron AG on the same day.
On June 14, 2023, representatives of TeleHill met with the private equity investors in a private company referred to as “Company B,” whose CEO had expressed interest in the connected device assets of the Company.
On June 29, 2023, Hannes Niederhauser (Chief Executive Officer of Kontron AG), Robert Courteau (Kontron’s Executive Vice President North America), Ralph Derrickson and Cheryl Wynne held an introductory call.
On July 6, 2023 and July 7, 2023, Mr. Derrickson, Rik Attrill (the Company’s Director of Product Development) Matthew Inglis (the Company’s Vice President Systems Engineering), Jason Larocque (Kontron’s Senior Vice-President R&D) and Nicolas Pasquali (Kontron’s Software Assistant) had a video conference to discuss BSQR’s business and strategy.
On July 11, 2023, Kontron AG was granted access to the Company’s data room to begin conducting documentary due diligence.
On July 14, 2023, Mr. Courteau called Phillip Courten, a representative of TeleHill, to provide an update on the status of Kontron’s diligence and to relay additional due diligence requests from Kontron.
On July 17, 2023, Kontron AG provided a list of additional information that they indicated was required to complete their due diligence; and on July 20, 2023, the Company fulfilled the items on the diligence list provided by Kontron AG.
On July 19, 2023, the Committee directed TeleHill to expand its marketing efforts by exploring options to sell the Company’s business in parts. To that end, TeleHill and the Committee collaborated on a second CIM focused on selling the Company’s E2C business, including its SquareOne product (referred to collectively as the “Connected Solutions” business) separately from the PS business.
On July 21, 2023, Mr. Courten emailed certain due diligence information regarding BSQR to Messrs. Courteau and Philipp Schulz, Kontron AG’s Executive Vice President, in response to Kontron AG’s due diligence requests, including information regarding the Company’s business plan and strategy.
On August 2, 2023, Clemens Billek, Kontron AG’s Chief Financial Officer, submitted a non-binding indication of interest to acquire the entire Company at a purchase price of $1.25 per share in cash, for an implied total value of $24.9 million.
On August 3, 2023, TeleHill presented to the Board the results of its approximately two-month marketing process. At that time, two parties had expressed potential interest in an acquisition, four parties remained in discussions, two parties were still reviewing the opportunity and 25 parties had declined to pursue the opportunity. TeleHill indicated to the Board that there were several common reasons cited by parties for declining to pursue an acquisition, including: the Company’s businesses did not align with current strategic and financial priorities; the PS business was viewed as a low margin commodity business that is contracting; the Connected Solutions business was seen as too small, low growth and lacking market validation; the overall size and scale of the business was too small to be material to the acquirer; and the financial profile for Company and its businesses were viewed as unfavorable.
In early August 2023, Mr. Vardeman met with “Company C” to discuss a potential strategic transaction.

On August 8, 2023, Mr. Courten held a video conference with Messrs. Niederhauser, Billek, Courteau and Schulz to inform Kontron AG that the BSQR Board had met to discuss Kontron AG’s non-binding indication of interest and relayed the BSQR Board’s message that the Company was not considering its offer, which was well below the Company’s estimated liquidation value.
On August 12, 2023, Mr. Niederhauser emailed Mr. Courten a revised offer to acquire the Company at $1.81 per share per share for an implied total value of $36.2 million (the “Revised Kontron Offer”), which was immediately shared with the Committee and discussed at length in a meeting on August 14, 2023.
On August 18, 2023, Mr. Courten held a video conference with Messrs. Niederhauser, Billek, Courteau, and Schulz and indicated that the Revised Kontron Offer was insufficient given the other options the Company was considering.
On August 18, 2023, Mr. Vardeman received an email from Company C’s CEO.
On August 24, 2023, Mr. Vardeman introduced the CEO of Company C to TeleHill and Ralph Derrickson. On that day, Company C executed a non-disclosure agreement and was granted access to the data room following a discussion with Ralph Derrickson.
On August 24, 2023, Mr. Courten and Mr. Courteau held a video conference in which they discussed a possible revised proposal from Kontron.
On August 25, 2023, Kontron AG presented a written letter of intent, increasing its offer to acquire the Company to $1.90 per share for an implied total value of $38.1 million. The letter expressed Kontron AG’s strong interest in an investment in BSQR and proposed an acquisition of BSQR by public tender offer. Kontron AG also noted in the offer letter that it has sufficient cash on hand to complete the acquisition of BSQR on the terms in the offer letter without seeking any financing. In the proposal, Kontron AG also stated that Parent, its wholly owned, indirect subsidiary, would be a party to the business combination. The proposal from Kontron AG did not include a request for exclusivity, and it proposed that the transaction be governed by Austrian law.
On August 30, 2023, Mr. Courten emailed to Messrs. Niederhauser, Courteau and Schulz a letter dated August 29, 2023 from the BSQR Board addressed to Messrs. Niederhauser and Billek. The letter from the BSQR Board conveyed a request for a higher per share price and several other terms, including a $1.25 million bi-lateral break-up fee, a definitive agreement governed by Washington law, and clarification of several other offer elements, including limited conditionality and no purchase price or similar adjustments, with a request for response by September 1, 2023. On August 30, 2023, Mr. Courten and Mr. Niederhauser also held a video conference to discuss the proposed terms in the BSQR Board’s letter.
On September 1, 2023, Company C presented a non-binding indication of interest. The Company rejected the indication because it would have required equity exposure to shareholders in Company C’s business and it would lower potential for cash distributions to shareholders.
On September 1, 2023, Kontron AG presented a revised written letter of intent that accepted the terms requested by the Company but reflected the same $1.90 per share offer price (the “Final Offer”). In the letter, Kontron AG reiterated its strong interest in acquiring BSQR and agreed to the BSQR Board’s request for a bi-lateral termination fee of $1.25 million if the parties enter into a definitive merger agreement. Kontron AG also agreed that the transaction would be governed by Washington law with no diligence condition.
On September 1, 2023, the Committee directed TeleHill to orally request a higher per share offer price from Kontron AG.
On September 7, 2023, Mr. Courten called Mr. Courteau to discuss potential next steps and asked whether Kontron would increase the tender offer price per Share. Mr. Courteau reiterated orally that they were not willing to raise the offer price above $1.90 per share.
On September 11, 2023, TeleHill provided an update to the Board regarding the results of its marketing process. At that time, the parties who were previously in discussions or reviewing the opportunity had declined to pursue the opportunity. The Board directed TeleHill to communicate to Kontron AG that the Company would accept the Final Offer and instructed management and Company counsel, DLA Piper LLP (US) (“DLA”), to engage with Kontron to negotiate a merger agreement.

On September 12, 2023, Mr. Courten informed Messrs. Niederhauser, Billek, Courteau and Schulz that the Company would accept the Final Offer. Mr. Billek thereafter emailed Mr. Courten a suggested roadmap for a two-step merger and proposed a kick-off call, as well as calls with the Company’s management.
On September 15, 2023, a kick-off video conference was held to begin the process of preparing a definitive merger agreement and continued due diligence by Kontron. with the following participants: Mr. Derrickson and Ms. Wynne from the Company; Messrs. Niederhauser, Billek, Courteau, and Schulz of Kontron AG and Ted Christiansen, Parent’s Chief Executive Officer; Mr. Courten, Scott Sutherland, Andrew Alas and Jeff Diedenhofen from TeleHill; and a representative of DLA.
On September 20, 2023, Mr. Derrickson discussed with Mr. Courten the cost of a fairness opinion.
Also on September 20, 2023, video conferences were held between Mr. Niederhauser and Mr. Derrickson and between Mr. Billek and Ms. Wynne. The parties to these two calls discussed the timeline and process for the Transactions, as well as the potential future role of Mr. Derrickson and Ms. Wynne at the combined company after the Merger, but there was no discussion of post-closing compensation.
On September 26, 2023, the Board directed management to engage TeleHill to prepare a fairness opinion. Also on September 26, 2023, a video conference was held with the following participants to further discuss the process of preparing the definitive merger agreement and Kontron AG’s continued due diligence: Messrs. Clemens, Courteau, Schulz and Christiansen; Messrs. Courten and Sutherland; a representative of DLA; and representatives of Barnes & Thornburg LLP, transactional legal counsel to Kontron AG, Parent and Merger Sub (“B&T”).
On September 28, 2023, DLA provided a draft of the form of Tender and Support Agreement to B&T.
On September 29, 2023, B&T provided an initial draft of the Merger Agreement to DLA.
On October 2, 2023, DLA exchanged a draft of the Merger Agreement with B&T.
On October 3, 2023, B&T exchanged a draft of the form of Tender and Support Agreement with DLA.
On October 4, 2023, DLA provided an initial draft of the disclosure schedules to B&T.
From October 4, 2023, to October 11, 2023, representatives of DLA and B&T negotiated the final deal points in the merger agreement along with the disclosure schedules, including the treatment of equity awards in the proposed Merger.
On October 6, 2023, the Board received a preliminary version of the TeleHill fairness opinion, draft versions of the merger agreement and form of tender and support agreement, and a draft joint press release.
On October 8, 2023, the Board held a meeting by video conference attended by all of the directors and representatives of each of TeleHill and DLA. Representatives of TeleHill discussed with the Board the status of the proposed strategic transaction with Kontron and an overview of certain terms of the draft merger agreement. Representatives of TeleHill noted that, during the two years preceding the date of TeleHill’s written opinion, TeleHill had not provided any investment banking or financial advisory services to the Company or Kontron or either of its major shareholders for which TeleHill received any fees. Representatives of TeleHill also noted that it may provide investment banking, financial advisory and other financial services to the Company and/or Kontron and/or its major shareholders or other participants in the proposed transaction in the future, for which TeleHill may receive compensation.
Representatives of TeleHill then presented TeleHill’s financial analysis regarding the proposed transaction and rendered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of October 8, 2023 and based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters set forth therein, the offer price of $1.90 per share in cash to be received by the holders of common stock of the Company was fair, from a financial point of view, to such holders. The representatives of TeleHill were then excused from the meeting.
After representatives of TeleHill departed the meeting, a representative of DLA briefed the Board on the process for finalizing the documents, open issues (including the treatment of equity awards), the projected timeline for signing the merger agreement, and the process going forward to closing.
Following discussion, the Board reviewed the draft of the merger agreement and form of tender and support agreements and unanimously (i) determined that the terms of the merger agreement, the tender offer and the merger and the other transactions contemplated thereby were fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable the merger agreement and the tender offer and the merger and the other transactions contemplated thereby, (iii) authorized the Company to enter into the merger agreement, and (iv) resolved to recommend that the Company’s shareholders tender their shares in response to Kontron’s tender offer.
On October 11, 2023, Kontron, Merger Sub and the Company entered into the merger agreement, issued joint press releases and filed respective documents regarding the Transactions with the SEC.
On October 24, 2023, Merger Sub and Kontron commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for the Recommendation
The BSQR Board, at a meeting held on October 8, 2023, unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, BSQR and its shareholders; (ii) declared that it is advisable for BSQR to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by BSQR of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger would be effected pursuant to Section 23B.11.030(9) of the Washington Business Corporations Act (the “WBCA”); and (v) resolved to recommend that BSQR’s shareholders accept the Offer and tender their Shares pursuant to the Offer. The BSQR Board consulted representatives from TeleHill and DLA at various times, and considered a number of reasons, including the following nonexhaustive list of material reasons (not in any relative order of importance) that the BSQR Board believes support its unanimous determination and recommendation:
•
Business, Financial Condition and Prospects. The all-cash consideration of $1.90 per Share, taking into account the Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, is more favorable to the Company’s shareholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•
Implied Premium. The current and recent market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $1.90 per Share represents a compelling premium to historical market prices of the Shares, including a 62% premium to the trailing 52-week volume weighted average of BSQR’s closing stock prices as of October 10, 2023;

•
Cash Consideration; Certainty of Value. The BSQR Board considered that the Offer Price and the Merger Consideration are all-cash, so that the proposed Transactions would provide certainty, immediate value, and liquidity to the Company’s shareholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy or the financial markets generally;

•
Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 23B.11.030(9) of the WBCA and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•
Strategic Alternatives. The belief of the Board, after a thorough review of possible strategic alternatives reasonably available to the Company (including continuing to operate on a standalone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing shareholder value;

•
Certain Management Projections. The Company’s operating and financial performance and its prospects, including the Management Projections (as defined below), which reflect an application of various assumptions of the Company’s senior management and consideration of the inherent uncertainty of achieving the Management Projections and that, as a result, the Company’s actual financial results in future periods could differ materially from the Management Projections; For further discussion, see “— Certain Financial Projections;” and

•
TeleHill Analysis and Opinion. The written opinion prepared by TeleHill and delivered to the Board, dated October 8, 2023, with respect to the fairness, from a financial point of view, of the Offer Price of $1.90 per Share to be received by the holders of Shares (other than the Excluded Shares) in the Transactions pursuant to the Merger Agreement, as of October 11, 2023, based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken by TeleHill in preparing its opinion (the “Opinion”), as further described in the section entitled “Opinion of BSQR’s Financial Advisor.”

The BSQR Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):
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Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s shareholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•
Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance and operating results and the Company’s relationships with suppliers, vendors, other business partners, management and employees;

•
Interim Restrictions on Business Pending Completion of the Offer. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•	Termination Fee. The fact that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay to Parent a termination fee in the amount of $1,250,000;
•	Litigation. The risk of litigation in connection with the Offer or the Merger;
•
Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed; and

•
Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as shareholders of the Company or the interests of the Company’s other shareholders generally; and

•
Regulatory Approval and Risks of Pending Actions. The risks associated with the receipt of clearance, approval or consent under any applicable antitrust or merger control laws, as well as the fact that the obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending legal proceeding by any governmental body challenging or seeking to prohibit the Offer or the Merger or to impose restrictions or limitations on the parties relating to their conduct of business or ownership of assets.

The foregoing discussion of the information and reasons considered by the BSQR Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the BSQR Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the BSQR Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.
Intent to Tender
To BSQR’s knowledge, after making reasonable inquiry, all of BSQR’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections
While BSQR has from time to time provided limited full-year financial guidance to investors, BSQR’s management does not, as a matter of course, otherwise publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Kontron and other strategic alternatives, BSQR’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2023 through 2028 (the “Management Projections”). The Management Projections were provided to the BSQR Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for BSQR. In addition, the Management Projections were provided to TeleHill and were relied upon by TeleHill in connection with the rendering of the Opinion to the BSQR Board and in performing the related financial analyses as described below under “— Opinion of BSQR’s Financial Advisor” and were the only financial projections with respect to BSQR used by TeleHill in performing such financial analyses. The Management Projections were not provided to Kontron.
BSQR is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the BSQR Board for purposes of considering and evaluating Kontron’s proposal. BSQR makes and has made no representation to Kontron or Merger Sub, in the Merger Agreement or otherwise, concerning any projected financial information.
The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to BSQR’s management at the time the respective Management Projections were created.
Cautionary Note About the Management Projections
The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond BSQR’s control. The Management Projections reflect numerous estimates and assumptions made by BSQR’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to BSQR’s services, all of which were difficult to predict and many of which were beyond BSQR’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for BSQR’s services. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, BSQR’s ability to execute its development initiatives and sales and marketing strategies; the extent to which BSQR is successful in gaining new long-term customers and retaining existing ones; whether BSQR is able to maintain its favorable relationship with Microsoft as a systems integrator and distributor; BSQR’s success in leveraging strategic partnering initiatives with companies such as Microsoft, AWS and Intel; the ongoing impact of COVID-19 on BSQR’s business and on its customers and vendors; and such other risk factors described in BSQR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Management Projections may be affected by BSQR’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, are unlikely to anticipate each circumstance that will have an effect on the commercial value of BSQR’s services. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that BSQR or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither BSQR nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither BSQR nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. BSQR does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither BSQR nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of BSQR compared to the information contained in the Management Projections. The Management Projections were prepared based on BSQR’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.
The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by BSQR may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any shareholder’s decision whether to tender his, her or its Shares in the Offer, but instead are being included because the Management Projections were provided to the BSQR Board and to TeleHill to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
BSQR DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT FORECASTS ARE NO LONGER APPROPRIATE.
The preparation of the Management Projections was a complex process involving quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytic methods and the adaptation and application of these methods to the unique facts and circumstances presented and are not readily susceptible to partial analysis or summary description. The Management Projections reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the sale of BSQR.
Management Projections
(Amounts in Thousands)
	Historical		Company Forecast
	2021	2022	2023	2024	2025	2026	2027	2028
Total Revenue	$40,367	$36,487	$31,004	$26,757	$23,224	$20,195	$17,623	$15,438
Gross Profit % Margin	$5,415	$5,453	$4,980	$4,086	$3,546	$3,061	$2,611	$2,218
	13.4%	14.9%	16.1%	15.3%	15.3%	15.2%	14.8%	14.4%
Operating Loss % Margin	($3,892)	($4,266)	($1,968)	($196)	($847)	($1,223)	($1,682)	($2,012)
	(9.6%)	(11.7%)	(6.3%)	(0.7%)	(3.6%)	(6.1%)	(9.5%)	(13.0%)
Net (Loss) Income	($2,242)	($3,858)	($390)	$1,439	$771	$378	($174)	($631)
Opinion of BSQR’s Financial Advisor
At the October 8, 2023 meeting of the Board, representatives of TeleHill rendered TeleHill’s oral opinion, which was confirmed by delivery of the Opinion, as to the fairness, as of such date, from a financial point of view, to the holders of the Company’s outstanding Shares (other than the Excluded Shares) of the Offer Price of $1.90 per Share to be received by such holders in the Transactions pursuant to the Merger Agreement, based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken in connection with the preparation of the Opinion. Based upon and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations upon the review undertaken by TeleHill in preparing the

Opinion, TeleHill confirmed that, as of the date of the Opinion, the Offer Price of $1.90 per Share to be received by the holders of Shares (other than holders of Excluded Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of the Opinion is attached as Exhibit (a)(5)(B) to this Schedule 14D-9. The summary of the Opinion set forth in this document is qualified in its entirety by reference to the full text of such Opinion. Holders of shares of common stock of the Company are urged to read this opinion in its entirety.
TeleHill provided the Opinion for the information of the Board (in its capacity as such) in connection with, and for purposes of, its consideration of the Transactions and the Opinion only addresses whether the Offer Price of $1.90 per Share to be received by the holders of Shares (other than the Excluded Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Opinion does not address any other term or aspect of the Merger Agreement or the Transactions contemplated thereby. The Opinion does not constitute a recommendation to the Board or to any holder of Shares as to how the Board, such shareholder or any other person should vote or otherwise act with respect to, or whether to tender Shares in connection with, the Transactions or any other matter, or whether to enter into a support agreement with Kontron.
In connection with its review of the proposed Transactions and the preparation of the Opinion, TeleHill, among other things:
•	Reviewed the draft Merger Agreement dated October 6, 2023, which, for purposes of the Opinion, TeleHill assumed to be identical in all material respects to the document to be executed.
•	Reviewed certain financial and other information about BSQR that was publicly available.
•	Reviewed information furnished to TeleHill by BSQR’s management, including certain internal financial analyses, budgets, reports and other information.
•	Held discussions with various members of BSQR’s senior management concerning historical and current operations, financial conditions and prospects, including recent financial performance.
•	Reviewed the recent share trading price history of BSQR.
•	Reviewed the valuation of BSQR implied by the Offer Price.
•	Reviewed the valuations of publicly traded companies that it deemed comparable in certain respects to BSQR.
•	Reviewed the financial terms of selected acquisition transactions involving companies in lines of business that it deemed comparable in certain respects to the business of BSQR.
•	Reviewed the premiums paid in selected acquisition transactions.
•	Prepared a discounted cash flow analysis of certain businesses of BSQR on a stand-alone basis.
•	Prepared a liquidation analysis of BSQR that assumed a winding down of all business operations and the distribution of BSQR’s remaining cash assets to shareholders.
In addition, TeleHill conducted such other quantitative reviews, analyses and inquiries relating to BSQR that it considered appropriate in rendering the Opinion.
During the course of its engagement, TeleHill was asked by the Company’s Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with the Company and participated in negotiations with respect to the terms of the Transaction, and it considered the results of such solicitation and negotiation in rendering the Opinion.
With the Company’s consent, TeleHill assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to TeleHill by BSQR or that was publicly available to TeleHill (including, without limitation, the information described above), or that was otherwise reviewed by TeleHill. The Opinion was expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to TeleHill’s analysis. TeleHill further relied upon the assurance of management of BSQR that they are unaware of any facts that would make the information provided to TeleHill incomplete or misleading in any respect. TeleHill’s analyses were based, among other things, on the financial projections of BSQR (the “Financial Projections”)

furnished to TeleHill by senior management of BSQR. With respect to the Financial Projections, TeleHill noted that projecting future results of any company is inherently subject to uncertainty. TeleHill expressed no opinion as to the Financial Projections or the assumptions on which they are based. In addition, in rendering the Opinion, TeleHill assumed that the Financial Projections were reasonably prepared by management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating, and regulatory environment and related financial performance of BSQR, and that the Financial Projections and the assumptions derived therefrom provide a reasonable basis for the Opinion. Although the Financial Projections did not form the only basis for the Opinion, but rather constituted one of many items that TeleHill employed, changes to the Financial Projections could affect the Opinion.
TeleHill expressed no opinion as to the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions that might be available to BSQR, nor does it address the underlying business decision by BSQR to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein.
Material Financial Analyses
The following summarizes the material financial analyses reviewed by TeleHill with the Board during its meeting on October 8, 2023. Unless the context indicates otherwise, the analyses relied upon the closing price of the common stock of the selected companies listed below as of October 6, 2023. Unless otherwise indicated, for each of the following analyses performed by TeleHill, financial and market data for the selected companies were based on such companies’ filings with the SEC. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by TeleHill, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by TeleHill. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by TeleHill. No company or transaction used in the analyses described below is identical or directly comparable to the Company, Kontron or the contemplated Transactions.
Comparable Public Companies Analysis. TeleHill reviewed the valuations of a universe of publicly traded companies that were deemed comparable in certain respects to the Company. TeleHill specifically focused on Internet Technology (“IT”) Distributors (most comparable to BSQR’s Partner Solutions business) and IoT software/services companies (most comparable to BSQR’s Edge to Cloud business) with a weighting of 91% and 9% respectively to reflect the two main lines of BSQR’s business. Statistics customarily used in these analyses include: Enterprise Value-to-Revenue Multiples (“EV/Rev”) and Enterprise Value-to-EBITDA Multiples (“EV/EBITDA”), as well as Price-to-Earnings (“P/E”) and P/E to Growth. EV/EBITDA and P/E multiples were not applicable in this case given BSQR’s negative operating income. For EV/Rev to be most useful, comparable companies should have a similar profile to BSQR based on a number of key measures, particularly growth rates and margins, but also market capitalization, trading liquidity and revenue size. These key measures for the comparable industry-specific public company universe versus BSQR are presented in the table below. Based on the statistics below, TeleHill indicated that median EV/Rev for the full universe of industry-specific comparable public companies was not an accurate measure of the value of BSQR. TeleHill thus utilized EV/Rev multiples for selected companies within the universe that it determined were the most comparable based on size, growth rates and margins. The companies selected were: (1) Arrow Electronics Inc., Avnet Inc., ScanSource Inc. and TD Synnex Corporation for Partner Solutions; and (2) Micropole SA, q.beyond AG, Super Micro Inc., and SoftwareONE Holdings AG for Edge to Cloud. E/V Rev multiples were discounted by 25% to reflect BSQR’s relatively small market capitalization and lack of trading liquidity versus the selected comparable companies. We discounted the multiples an additional 15% to reflect the significantly poorer operating performance of BSQR in terms of revenue growth and operating margins versus the selected comparable companies. Multiples in all cases were based on trailing twelve-month data (“TTM”). The weighted-average mean and median TTM EV/Rev multiples for the comparable companies selected were 0.22x and 0.23x respectively.
Key Statistics for Full Public Comparable Group	Partner Solutions	Edge-to-Cloud	Forest
Median Market Capitalization	$4.5 billion	$122.5 million	$23 million
3-Month Average Daily Trading Volume ($)	$73.5 million	$129.1 million	$34.2 thousand
Median LTM Revenue	$3.8 billion	$172 million	$31 million

Key Statistics for Full Public Comparable Group	Partner Solutions	Edge-to-Cloud	Forest
Median LTM EBITDA Margin	4.8%	5.6%	-9.8%
Median LTM Revenue Growth	-0.4%	2.9%	-11.1%
Selected Precedent Transaction Analysis. TeleHill reviewed the valuations of precedent acquisition transactions for companies that they deemed comparable in certain respects to BSQR, also focusing on IT Distributors and IoT software/services companies as in the Comparable Public Companies Analysis above. Statistics customarily used in these analyses include: TTM EV/Rev and TTM EV/EBITDA. Once again, the TTM EV/EBITDA statistics were deemed not relevant given BSQR’s losses. Of the comparable companies acquired, the following had a financial profile most like BSQR and these specific TTM EV/Rev multiples were used in the valuation analysis weighted 91% for Partner Solutions and 9% for Edge-to-Cloud based on BSQR’s revenue mix. The weighted-average mean and median TTM EV/Rev multiples for these transactions were 0.17x and 0.17x respectively.
Date	Segment	Target	Buyer	Description	Implied EV ($M)	EV/Revenue
22-Mar-21	Partner Solutions	Tech Data Corporation	TD Synnex Corporation	Distributor of information technology products intended to serve value-added resellers, direct marketers, retailers and corporate resellers.	$7,241	0.2x
09-Dec-20	Partner Solutions	Ingram Micro Inc.	Platinum Equity, LLC	Distributes IT hardware and software for businesses globally. Also provides supply chain management, technology repair, reverse logistics and e-commerce fulfillment BPO services.	$7,200	0.1x
09-Aug-23	Edge to Cloud	Computer Task Group, Inc.	Cegeka NV	Provides IT and digital transformation services for business globally.	$169	0.6x
03-Jul-23	Edge to Cloud	Telit Cinterion	Kontron AG	Manufacturer of cellular internet of things (IoT) products intended to serve the payment systems, energy, e-health and security segments and end markets.	$27	0.2x
					Weighted Median	0.17x
					Weighted Mean	0.17x
Furthermore, TeleHill analyzed the premiums paid over the market price of acquired companies 1, 5 and 30 days prior to announcement in selected small capitalization ($25 million to $1 billion) public technology acquisitions since January 2022. The results of the analysis for the 28 selected transactions are summarized below:
	1 Trading Day	5 Trading Days	30 Trading Days
Average Premium	59%	61%	62%
Median Premium	49%	46%	50%
Discounted Cash Flow Analysis (DCF). TeleHill analyzed the discounted present value of the Company’s projected free cash flows for the calendar years ending December 31, 2023 through 2028 on a standalone basis. TeleHill used unlevered free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.
The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, TeleHill used calendar year 2028 as the final year for the analysis in order to derive a range of terminal values for the Company in 2028.
The projected unlevered free cash flows and terminal values were discounted using a rate of 26.4%, which reflected the risk-adjusted weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current cash, cash equivalents and short-term investments to arrive at a range of present equity values. TeleHill conducted a sensitivity analysis using a range of discount rates and terminal values to calculate a range of per share values of $1.37 to $1.55 from the DCF.
Liquidation Analysis. TeleHill calculated the value of BSQR assuming a winding down of the business on December 31, 2023. The analysis reflects BSQR management’s estimated liquidated value of assets less liabilities and administrative costs, including employee severance, lease terminations and customer contractual obligations and TeleHill’s estimate for potential value of the Company’s net operating losses and public company entity. The Liquidation Analysis indicated a range of $1.51 to $1.66 per share.
Additional Considerations. The preparation of an opinion regarding fairness is a complex process and is not susceptible to a partial analysis or summary description. TeleHill believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, TeleHill considered the results of all its analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of TeleHill as to the actual value of the Company.
In performing its analyses, TeleHill made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by TeleHill are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by its analyses. Such analyses were provided to the Board (in its capacity as such) and were prepared solely as part of the analysis of TeleHill of the fairness, from a financial point of view, to the holders of the Shares (other than the Excluded Shares) of the Offer Price of $1.90 per Share to be received by such holders in connection with the proposed Transactions pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The Opinion was one of many factors taken into account by the Board in making its determination to approve the Transactions. Neither the Opinion nor the analyses described above should be viewed as determinative of the Board’s or the Company management’s views with respect to the Company, Kontron or the Transactions. TeleHill provided advice to the Company with respect to the proposed transaction. TeleHill did not, however, recommend any specific amount of consideration to the Board or that any specific offer price constituted the only appropriate consideration for the Transactions. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by TeleHill.
The Opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to TeleHill on October 8, 2023, and any material change in such circumstances and conditions may affect the opinion of TeleHill, but TeleHill does not have any obligation to update, revise or reaffirm that opinion. TeleHill relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to TeleHill that would be material to its analyses or the Opinion, and that there was no information or any facts that would make any of the information reviewed by TeleHill incomplete or misleading in any material respect.
During the two years preceding the date of TeleHill’s written opinion, TeleHill had not provided any investment banking or financial advisory services to the Company or Kontron for which TeleHill received any fees. TeleHill may provide investment banking, financial advisory and other financial services to the Company and/or Kontron or other participants in the Transactions in the future, for which TeleHill may receive compensation.
For services rendered in connection with the delivery of its opinion, the Company paid TeleHill a fairness opinion fee of $175,000 upon delivery of its opinion. The Company will also pay TeleHill a fee of $750,000 for advisory services in connection with the Transactions, contingent upon the closing of the Transactions (the “Transaction Fee”), against which $135,000 of previously paid retainer fees will be credited (the “Retainer Fees”). The Company also agreed to reimburse TeleHill for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify TeleHill against certain liabilities arising out of its engagement.
TeleHill is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. TeleHill may provide investment banking, financial advisory and other financial services to the Company and/or Kontron or other participants in the Transactions in the future, for which TeleHill may receive compensation.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
TeleHill was engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, TeleHill provided the Company with financial advisory services and the Board with an opinion regarding fairness from a financial point of view, described under the section entitled “— Opinion of BSQR’s Financial Advisor” and attached as Annex I, in connection with the offer and the Transactions, and the Company paid TeleHill a fairness opinion fee of $175,000 upon delivery of its opinion. The Company will also pay TeleHill the Transaction Fee, against which the Retainer Fees will be credited. The Company also agreed to reimburse TeleHill for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify TeleHill against certain liabilities arising out of its engagement.
In addition, the Company has agreed to indemnify TeleHill and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling TeleHill or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with litigation and other actions relating to TeleHill’s engagement.
Neither BSQR nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to BSQR’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of BSQR, for which services no additional compensation will be paid.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than (i) the scheduled vesting of Company RSUs and Company PSUs and issuances by BSQR with respect thereto, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options, Company RSUs and Company PSUs in the ordinary course, no transactions with respect to Shares have been effected by BSQR or, to the knowledge of BSQR after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, BSQR is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•	a tender offer or other acquisition of BSQR’s securities by BSQR, any of its subsidiaries, or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving BSQR or any of its subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of BSQR or any of its subsidiaries; or
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of BSQR.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the BSQR Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between BSQR and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Golden Parachute Compensation
Information Regarding Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of our current executive officers who were designated as “named executive officers” in our proxy statement filed on May 1, 2023. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of BSQR’s named executive officers would receive, assuming that the Effective Time occurs on December 14, 2023 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of BSQR’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) Mr. Derrickson’s Out of the Money Options and Company PSUs will be cancelled; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with BSQR or is otherwise legally entitled to additional compensation or benefits prior to the Effective Time.
Golden Parachute Compensation
Name(1)	Cash ($)	Equity ($)	Perquisites/ Benefits ($)(5)	Total ($)
Ralph C. Derrickson(1)	683,807(1)	76,000(3)	10,800	770,607
Christopher Wheaton(2)	150,000(2)	—(4)	4,400	154,400(6)
(1)
Mr. Derrickson’s employment agreement provides for severance benefits in the event that, within twelve months following a “change of control,” Mr. Derrickson’s employment is terminated when neither “cause” nor “long term disability” exists or he terminates his employment for “good reason” (each as defined in his agreement). Mr. Derrickson’s severance benefits include: a lump sum payment of 12 months of his then-effective annual base salary (currently $345,000) and a lump sum payment of 100% of his target bonus (assumed to be 50% of his base salary as contemplated in his employment agreement, currently $172,500). As his 2023 annual performance bonus, Mr. Derrickson is also entitled to $166,307 tied to the successful consummation of the Merger, as was approved by the Compensation Committee of the Board.

(2)
Christopher Wheaton resigned as Chief Financial Officer in February 2023. Accordingly, he will not receive any payment from the Company. Mr. Wheaton’s employment agreement provided for severance benefits in the event that, within twelve months following a “change of control,” Mr. Wheaton’s employment was terminated when neither “cause” nor “long term disability” exists or he terminated his employment for “good reason” (each as defined in his agreement). Mr. Wheaton’s severance benefits included: a lump sum payment of 6 months of his then-effective annual base salary and a lump sum payment of 100% of his target bonus. The amount reflected in this column reflects for illustrative purposes only the amount that Mr. Wheaton would have been entitled to pursuant to his agreement, which consists of a lump sum severance payment of $150,000, reflecting 6 months of his then-effective annual base salary. For the purposes of any potential severance payment, the Compensation Committee did not set a target annual bonus for Mr. Wheaton.

Cheryl Wynne assumed the Chief Financial Officer duties from Christopher Wheaton upon his resignation in February 2023. In connection with her appointment as Chief Financial Officer, Ms. Wynne entered into a continuing employment agreement with BSQR that provides severance benefits. In the event that, within twelve months following a “change of control,” Ms. Wynne’s employment is terminated when neither “cause” nor “long term disability” exists or she terminates her employment for “good reason” (each as defined in her agreement), she would be entitled to receive a one-time lump sum severance payment equal to six months of her then annual base salary and 100% of her target annual bonus as determined by the Compensation Committee. The cash amount applicable to Ms. Wynne includes a lump sum severance payment of $120,000, reflecting 6 months of her then-effective annual base salary. For the purposes of any potential severance payment, the Compensation Committee did not set a target annual bonus for Ms. Wynne. As her 2023 annual bonus, Ms. Wynne is also entitled to a bonus of $120,000 tied to the successful consummation of the Merger as was approved by the Compensation Committee of the Board.
(3)
Consists of 40,000 Shares held by Mr. Derrickson. The Company PSUs held by Mr. Derrickson vest only upon satisfaction of minimum price and service requirements. The minimum price condition is higher than the Offer Price, so the Company PSUs will remain unvested and will not receive any cash consideration as a result of the Merger.

(4)
As of the most recent practicable date, we are unable to determine whether Mr. Wheaton owns any Shares. Ms. Wynne currently holds 45,000 In the Money Options with a value of $21,150 based on the Offer Price.

(5)
Reflects the estimated continued COBRA coverage at BSQR’s expense for a period of twelve months with respect to Mr. Derrickson and six months with respect to Mr. Wheaton and Ms. Wynne, which each is entitled to as part of their severance pursuant to the terms of their respective employment agreement in the event of a “change of control”.

(6)	The total for Ms. Wynne is $261,150.
Vote Required to Approve the Merger
The BSQR Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with Section 23B.11.030(9) of the WBCA. If the Merger is consummated in accordance with Section 23B.11.030(9) of the WBCA as contemplated, no vote of BSQR’s shareholders or any holder of Shares is necessary to authorize to consummate the Transactions. Accordingly, if the Offer is consummated, BSQR, Kontron and Merger Sub intend to effect the closing of the Merger without a vote of the shareholders of BSQR in accordance with Section 23B.11.030(9) of the WBCA.
Anti-Takeover Statutes
A number of states (including Washington, where BSQR is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Section 23B.19 of the WBCA generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” Pursuant to Section 23B.19 of the WBCA, a “target company” means a Washington corporation that has a class of voting shares registered with the SEC pursuant to Section 12 or 15 of the Exchange Act, or a Washington corporation that has otherwise elected to be governed by Section 23B.19 in its articles of incorporation. The Company’s Shares are registered with the SEC pursuant to Section 12 of the Exchange Act and, therefore, the Company is subject to the Washington Takeover Act.
Pursuant to Section 23B.19 of the WBCA, an “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19 of the WBCA, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition.
Under Section 23B.19 of the WBCA, “Significant business transactions” include, among other things: (1) a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person; (2) a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition; (3) a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or (4) liquidating or dissolving the target corporation. After the five-year period, certain “significant business transactions” are further subject to certain “fair price” requirements, or in the alternative must be approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.
Dissenters’ Rights
The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the WBCA and does not purport to be a complete statement of the procedures to be followed by BSQR shareholders desiring to exercise any available dissenters’ rights. The following discussion is qualified in its entirety by the full text of Chapter 23B.13 of the WBCA, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein.
No dissenters’ rights are available in connection with respect to Shares tendered and accepted for purchase in the Offer or the Merger. If the Merger is consummated, however, the BSQR shareholders that have not tendered their

Shares will have certain rights under Chapter 23B.13 of the WBCA to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. BSQR shareholders that perfect these rights by complying with the procedures set forth in Chapter 23B.13 of the WBCA will have the fair value of their Shares determined and will be entitled to receive a cash payment equal to such fair value from the Parent (the “Dissenting Shares”). Any determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any BSQR shareholder who demands appraisal under Chapter 23B.13 fails to perfect, or effectively withdraws or loses his or her right to dissent as provided in the WBCA, each of the Shares of such holder will be converted into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to the Merger Agreement), and such Shares shall not be deemed to be Dissenting Shares.
THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF DISSENTERS’ RIGHTS UNDER CHAPTER 23B.13 OF THE WBCA.
The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCA. Failure to follow the steps required by the WBCA for perfecting dissenters’ rights may result in the loss of such rights. BSQR shareholders who tender shares in the Offer will not have dissenters’ rights.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of BSQR, please see BSQR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 7, 2023, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 10, 2023.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Regulatory Approvals
Committee on Foreign Investment in the United States (CFIUS). Each of BSQR, Parent and Merger Sub has agreed to use its respective reasonable best efforts to obtain CFIUS approval, if required, including using their respective reasonable best efforts to: (i) as soon as practicable, and not later than fifteen (15) business days after the date hereof, mutually agree as to whether to file a joint voluntary notice in accordance with the requirements of the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565 (the “DPA”) (“CFIUS Notice”), (ii) promptly (and not later than five (5) Business Days, unless otherwise agreed by the parties in writing) file such draft CFIUS Notice, (iii) promptly (and not later than five (5) business days, unless otherwise agreed by the Parties in writing) file a final CFIUS Notice in accordance with the DPA after receipt of comments from CFIUS to the draft CFIUS Notice or confirmation by CFIUS that it has no comments to the draft CFIUS Notice, (iv) promptly and, in all events consistent with any deadline imposed by CFIUS or pursuant to other applicable law, comply with any request received by it from any governmental body for any certification, additional information, documents or other materials in respect of such CFIUS Notice, (v) undertake reasonable efforts to cooperate in all respects with each other in connection with the drafting and filing of the draft and final CFIUS Notice and in providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transactions within the timeframes set forth in the DPA, (vi) promptly inform each other of any material communication with CFIUS; and (vii) permit each other to review any communication by the other, and consult with the other in advance of any planned meeting or conference, with CFIUS, and, to the extent permitted by CFIUS, grant each other the opportunity to attend and participate in any such planned meeting or conference; provided that neither Parent nor BSQR shall be obligated to disclose to the other any communication to CFIUS that Parent or BSQR considers to be proprietary or confidential or that would violate any applicable laws. Parent and BSQR will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable actions necessary, proper, or advisable to obtain CFIUS Approval, if applicable. Parent is responsible for 100% of the CFIUS filing fee required.
Antitrust Laws. Each of BSQR, Merger Sub and Parent shall use reasonable best efforts to file, as soon as reasonably practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the Offer, the Merger, the other Transactions, and to submit promptly any additional information requested by any such governmental body. BSQR and Parent shall respond as promptly as reasonably practicable any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental body in connection with antitrust or related matters.
In addition BSQR, Parent and Merger Sub have also agreed, until the Effective Time or the termination of the Merger Agreement pursuant to its terms, to: (i) promptly notify the other parties of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the Transactions under antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of, and wherever practicable, give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from the U.S. Federal Trade Commission, U.S. Department of Justice or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, give the other party reasonable advance written notice of, and permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding. Any notification, submission, or correspondence to any governmental body is subject to prior approval by both parties, with such approval not to be unreasonably withheld or delayed.

Forward-Looking Statements
This Schedule 14D-9 contains statements that constitute “forward looking statements,” including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, including statements regarding the proposed acquisition of BSQR by Kontron (the “Proposed Acquisition”), in contrast with statements that reflect historical facts. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Kontron and BSQR. However, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements.
Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including, but not limited to, the ability of the parties to satisfy the closing conditions for the Proposed Acquisition on a timely basis or at all, including statements about the expected timetable for completing the Proposed Acquisition; uncertainties as to how many of BSQR’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Kontron and BSQR to terminate the merger agreement; negative effects of the announcement of the Proposed Acquisition on the market price of BSQR’s common stock and/or on its business, financial condition, results of operations and financial performance; the effects of the Proposed Acquisition (or the announcement thereof) on BSQR’s ability to retain and hire qualified professional staff and talent, including technical, sales and management personnel; BSQR’s ability to execute its development initiatives and sales and marketing strategies; the extent to which BSQR is successful in gaining new long-term customers and retaining existing ones; whether BSQR is able to maintain its favorable relationship with Microsoft as a systems integrator and distributor; BSQR’s success in leveraging strategic partnering initiatives with companies such as Microsoft, AWS and Intel; the ongoing impact of COVID-19 and recovery related challenges on its business and on its customers and vendors; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Acquisition; and competition for clients and the increased bargaining power of BSQR’s clients. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the control of Kontron and BSQR and could cause actual results to differ materially. The forward-looking statements included in this filing are made only as of the date hereof. Kontron and BSQR do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.
A further description of risks and uncertainties relating to BSQR can be found in BSQR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, and in other documents filed from time to time with the SEC by BSQR and available at www.sec.gov and www.bsquare.com.

ITEM 9.	EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 24, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in The New York Times on October 24, 2023 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint Press release issued by the Company and Kontron on October 11, 2023 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 11, 2023).
(a)(5)(B)*	Opinion of Telegraph Hill BD LLC, dated October 8, 2023 (included as Annex I to this Schedule 14D-9).
(a)(5)(C)
Email from Ralph Derrickson, the President & Chief Executive Officer of the Company, to all employees (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by BSQR with the SEC on October 11, 2023).

(a)(5)(D)	Internal Communication / Employee FAQs, (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by BSQR with the SEC on October 11, 2023).
(e)(1)
Agreement and Plan of Merger, dated as of October 11, 2023, by and among the Company, Kontron and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 11, 2023).

(e)(2)
Tender and Support Agreement, dated October 11, 2023, by and among Kontron, Merger Sub, and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 11, 2023).

(e)(3)	Confidentiality Agreement, effective June 12, 2023, by and between the Company and Kontron AG (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Fourth Amended and Restated Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Form S-8 filed by the Company with the Securities and Exchange Commission on August 8, 2017).
(e)(5)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.19(a) to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 9, 2012).
(e)(6)
Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.19(b) to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 9, 2012).

(e)(7)
Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.19(c) to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 9, 2012).

(e)(8)	2011 Inducement Award Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2011).
(e)(9)
Form of Stock Option Agreement under the 2011 Inducement Award Plan (incorporated by reference to Exhibit 10.1(a) to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2011).

(e)(10)
Form of Restricted Stock Unit Agreement under the 2011 Inducement Award Plan (incorporated by reference to Exhibit 10.2(b)(1) to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on February 19, 2015).

(e)(11)	Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 20, 2020).

Exhibit No.	Description
(e)(12)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on February 21, 2017).

(e)(13)
Employment letter agreement with Ralph Derrickson dated February 4, 2019 (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on February 25, 2020).

(e)(14)
Continuing Offer Letter between the Company and Ms. Cheryl Wynne (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 31, 2023).

(e)(15)
Board Observer Agreement with Palogic Value Fund, L.P, Palogic Value Management, L.P. and Palogic Capital Management, LLC dated June 25, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 26, 2018).

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2023

BSQUARE CORPORATION

	By:	/s/ Cheryl A. Wynne
	Name:	Cheryl A. Wynne
	Title:	Chief Financial Officer

Annex I

October 8, 2023
The Board of Directors
Bsquare Corporation
1415 Western Avenue, Suite 700
Seattle, WA 98101

Members of the Board of Directors:
We understand that Bsquare Corporation (the “Company”), Kontron America Inc. (“Parent”), and Kontron Merger Sub., Inc., a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of October 6, 2023 (the “Merger Agreement”), pursuant to which Merger Sub will make a cash tender offer (the “Offer”) to acquire all the issued and outstanding shares of Company common stock, no par value per share (together, the “Common Stock”) for $1.90 per share in cash (the “Consideration”). Following the consummation of the Offer, the Merger Agreement provides for, among other things, the merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with the Company pursuant to which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger and each share of Common Stock not owned by Merger Sub will be converted into the right to receive the Consideration.
Telegraph Hill BD LLC (“TeleHill”), the broker-dealer subsidiary of Telegraph Hill Advisors, LLC (“THA”), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, financial restructurings and other financial services. We have been engaged by the Board of Directors of the Company (the “Board”) pursuant to an engagement letter dated May 25, 2023 (the “Engagement Letter”) to act as a financial advisor to the Company in connection with the Merger and to render a fairness opinion to the Board in connection with the Transaction. We will receive a fee for our services pursuant to the Engagement Letter, which will be payable upon delivery of this opinion, and we will receive a customary fee for financial advisory services which is contingent on successful consummation of the Merger. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify TeleHill and THA against liabilities arising out of or in connection with the services rendered and to be rendered by TeleHill under such Engagement Letter.
The Board has asked for our opinion as investment bankers as to whether the Consideration to be received by the holders of shares of Common Stock (other than Parent or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. In conducting our analysis and arriving at the opinion expressed herein, we have, among other things,
•	Reviewed the draft Merger Agreement dated October 6, 2023, which, for purposes of this opinion, we have assumed to be identical in all material respects to the document to be executed.
•	Reviewed certain financial and other information about the Company that was publicly available.
•	Reviewed information furnished to us by the Company’s management, including certain internal financial analyses, budgets, reports and other information.
•	Held discussions with various members of senior management of the Company concerning historical and current operations, financial conditions and prospects, including recent financial performance.
•	Reviewed the recent share trading price history of the Company.
•	Reviewed the valuation of the Company implied by the Consideration.
Telegraph Hill BD LLC member FINRA and SIPC

•	Reviewed the valuations of publicly traded companies that we deemed comparable in certain respects to the Company.
•	Reviewed the financial terms of selected acquisition transactions involving companies in lines of business that we deemed comparable in certain respects to the business of the Company.
•	Reviewed the premiums paid in selected acquisition transactions.
•	Prepared a discounted cash flow analysis of certain businesses of the Company on a stand-alone basis.
•	Prepared a liquidation analysis of the Company that assumed a winding down of all business operations and the distribution of the Company’s remaining cash assets to shareholders.
•	In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to the Company as we considered appropriate in rendering this opinion.
•
During the course of our engagement, we were asked by the Company’s Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with the Company and participated in negotiations with respect to the terms of the Transaction, and we have considered the results of such solicitation and negotiation in rendering our opinion herein.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to our analysis. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. Our analyses were based, among other things, on the financial projections of the Company (the “Financial Projections”) furnished to us by senior management of the Company. With respect to the Financial Projections, we note that projecting future results of any company is inherently subject to uncertainty. We express no opinion as to the Financial Projections or the assumptions on which they are based. In addition, in rendering this opinion, we have assumed that the Financial Projections have been reasonably prepared by management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating, and regulatory environment and related financial performance of the Company, and that the Financial Projections and the assumptions derived therefrom provide a reasonable basis for our opinion. Although the Financial Projections did not form the only basis for our opinion, but rather constituted one of many items that we employed, changes to the Financial Projections could affect the opinion rendered herein.
Our opinion speaks only as of the dates hereof and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.
In our review, we did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Company, nor have we been furnished with any such evaluations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals, or inspections. Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to either the Company or to any holder of Common Stock.
In rendering this opinion we have also assumed that: (i) in all respects material to our analysis that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Consideration; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under
Telegraph Hill BD LLC member FINRA and SIPC

any iSndenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company were as set forth in the consolidated financial statements provided to us by the Company as of the respective dates of such financial statements.
It is understood that our opinion is solely for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock should vote or act on any matter relevant to the Merger Agreement (including without limitation, whether or not to tender Common Stock in connection with the Offer). Our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent. Notwithstanding the foregoing, if required by law, our opinion may be included in the Company’s proxy statement or similar disclosure document with respect to the Transaction; provided that it is reproduced in full, and that any summary of, or other description of, the opinion in such proxy statement or other disclosure document, or other reference to TeleHill or its opinion, will be acceptable to TeleHill and its counsel in their sole discretion.
Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock (other than Parent or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
Telegraph Hill Advisors BD LLC

By:	/s/ Phillip B. Courten
Phillip B. Courten
Managing Director
Telegraph Hill BD LLC member FINRA and SIPC

Annex II
Chapter 23B.13 RCW
DISSENTERS’ RIGHTS
Sections
23B.13.010	Definitions.
23B.13.020	Right to dissent.
23B.13.030	Dissent by nominees and beneficial owners.
23B.13.200	Notice of dissenters’ rights.
23B.13.210	Notice of intent to demand payment.
23B.13.220	Dissenters’ rights—Notice.
23B.13.230	Duty to demand payment.
23B.13.240	Share restrictions.
23B.13.250	Payment.
23B.13.260	Failure to take corporate action.
23B.13.270	After-acquired shares.
23B.13.280	Procedure if shareholder dissatisfied with payment or offer.
23B.13.300	Court action.
23B.13.310	Court costs and counsel fees.
RCW 23B.13.010
Definitions.
As used in this chapter:
(1)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
(3)
“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)
“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)
“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(7)	“Shareholder” means the record shareholder or the beneficial shareholder.
RCW 23B.13.020
Right to dissent.
(1)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
(a)
A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, or would have been required but for the provisions of RCW 23B.11.030(9), and the shareholder was, or but for the provisions of RCW 23B.11.030(9) would have been, entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;

(b)	A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;
(c)
A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;

(d)
An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

(e)	Any action described in RCW 23B.25.120;
(f)
Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(g)
A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

(2)
A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)	The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:
(a)	The proposed corporate action is abandoned or rescinded;
(b)	A court having jurisdiction permanently enjoins or sets aside the corporate action; or
(c)	The shareholder’s demand for payment is withdrawn with the written consent of the corporation.
RCW 23B.13.030
Dissent by nominees and beneficial owners.
(1)
A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:
(a)
The beneficial shareholder delivers to the corporation the record shareholder’s executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b)	The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200
Notice of dissenters’ rights.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 would be submitted for approval by a vote at a shareholders’ meeting but for the provisions of RCW 23B.11.030(9), the offer made pursuant to RCW 23B.11.030(9) must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(3)
If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

RCW 23B.13.210
Notice of intent to demand payment.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 does not require shareholder approval pursuant to RCW 23B.11.030(9), a shareholder who wishes to assert dissenters’ rights with respect to any class or series of shares:

(a)
Shall deliver to the corporation before the shares are purchased pursuant to the offer under RCW 23B.11.030(9) written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected; and

(b)	Shall not tender, or cause to be tendered, any shares of such class or series in response to such offer.
(3)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(4)	A shareholder who does not satisfy the requirements of subsection (1), (2), or (3) of this section is not entitled to payment for the shareholder’s shares under this chapter.
RCW 23B.13.220
Dissenters’ rights—Notice.
(1)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (6) of this section.

(2)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.11.030(9), the corporation shall within 10 days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(2) a notice in compliance with subsection (6) of this section.

(3)
If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(3) shall comply with subsection (6) of this section.

(4)
In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (6) of this section.

(5)
In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (6) of this section.

(6)	Any notice under subsection (1), (2), (3), (4), or (5) of this section must:
(a)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(b)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(c)
Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)
Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), (4), or (5) of this section is delivered; and

(e)	Be accompanied by a copy of this chapter.
RCW 23B.13.230
Duty to demand payment.
(1)
A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(6)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)
The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)
A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240
Share restrictions.
(1)
The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
RCW 23B.13.250
Payment.
(1)
Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)	The payment must be accompanied by:
(a)
The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)	An explanation of how the corporation estimated the fair value of the shares;
(c)	An explanation of how the interest was calculated;

(d)	A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and
(e)	A copy of this chapter.
RCW 23B.13.260
Failure to take corporate action.
(1)
If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)
If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270
After-acquired shares.
(1)
A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)
To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280
Procedure if shareholder dissatisfied with payment or offer.
(1)
A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)
The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)	The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or
(c)
The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)
A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300
Court action.
(1)
If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)
The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)
The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)
The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)
The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)
Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310
Court costs and counsel fees.
(1)
The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or
(b)
Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.